Exhibit 99.1

Silver Elephant Appoints Nickel Experts from Vale for its Flying Nickel Spinout

Vancouver, British Columbia, May 25, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces the following advisory and management appointments to the Company’s Minago nickel operation. They will also assist with the proposed spinout of the Company’s wholly owned Flying Nickel Mining Corp.

Rob Van Drunen: Project Manager

Robert Van Drunen, who is based in Thompson Manitoba, has over 30 years of experience with Vale and Inco. He started his mining career with Inco in 1990. He progressed through his career with increasing levels of responsibility, including Mine Manager, and most recently Senior Project Manager of the Thompson Operation. In the latter role, he led multi-disciplinary teams in mining operations, maintenance, exploration, procurement, supply chain management, and contract management.

Mr. Van Drunen holds a Masters Certificate in Project Management from York University. He specializes in process improvement. He has a track record in cost control. He created a zero-harm safety culture with years of results. Mr. Van Drunen will be managing Minago’s activities and assisting Silver Elephant's projects in Nevada and Bolivia.

Doug Ramsey, M.Sc., R.P.Bio: Environmental Manager

Doug Ramsey is a Registered Professional Biologist in British Columbia, with four decades of experience, both as a consultant and on the owner’s team, in the areas of environmental assessment, permitting, and indigenous consultations in the mining sector. Mr. Ramsey brings particular understanding of the mining sector in Manitoba, having led the permitting of several mines, operations environmental monitoring and permitting at the Tanco mine for 12 years, and mine closure and reclamation projects, including a continuing role as Technical Director for the Sherridon orphaned mine site reclamation project.

Mr. Ramsey had his own Manitoba-based consulting practice for more than 20 years and was a senior consultant at Wardrop Engineering/Tetra Tech WEI Inc for 7 years, followed by 8 years on the owner’s team of Copper North Mining, initially as VP, Sustainability and Environmental Affairs, and later as CEO, before returning to his own consulting practice in 2020. Over his career, Mr. Ramsey’s practice has included clients such as Inco, Falconbridge, Kinross, Barrick, Spanish Mountain Gold, Environment Canada, and Fisheries and Oceans Canada, as well as numerous First Nations in Manitoba as well as in Ontario, Quebec, and British Columbia.

Mr. Ramsey is regularly called upon to present scientific information to indigenous stakeholders and has made presentations on environmental and reclamation issues at various mining conferences. Mr. Ramsey is very familiar with Minago project and will be assisting Minago’s Environmental Impact Assessment and indigenous consultation.

Mark Scott: Advisor

Mark Scott has had a distinguished 20-year career with Vale, Inco and Noranda. His past roles include: Vice President & Head of Manitoba Operations, Vale Canada Ltd.; Director Mining & Milling, Vale Manitoba Operations; Manager, Thompson Nickel Refinery; General Manager, Human Resources & Sustainability; President & Board Chair, Mining Association of Manitoba Inc.

Mr. Scott is currently President & CEO of Sassy Resources Corporation. He holds a Bachelor of Arts from Dalhousie University, a Master of Industrial Relations from the University of Toronto, and a Masters Certificate in Project Management from York University (Schulich School of Business) and the University of Winnipeg. He brings to the Minago operation a wealth of experience in mining, processing & exploration, strategic planning, projects, and business & organizational development.

David Gower, P Geo: Advisor

David Gower has 20 years’ experience in nickel exploration with Falconbridge (now Glencore), most recently as Director of Global Nickel and PGM exploration. While at Falconbridge, he led exploration teams to brownfield discoveries at Raglan, Sudbury, Matagami, Falcondo and greenfield discoveries at Araguaia in Brazil, Kabanga in Tanzania, and Amazonas, Brazil.

Mr. Gower is currently the CEO of Emerita Resources Corp. For the past 10 years he has held executive and director positions with several junior and mid-sized mining companies. Mr. Gower will advise on Minago and regional nickel exploration at Thompson nickel belt.

Harald Batista: Advisor

Based in Brazil and California, Harald Batista is the son of the honorable Eliezer Batista (1924–2018), the founder and former president of CVRD (now Vale). With extensive network and fluency in Portuguese, German, English, and Spanish, Mr. Batista will advise on Flying Nickel’s Mergers and Acquisitions (M&A) strategy.

These five personnel additions will be teaming with the Company’s VP Canadian Operation:

Danniel Oosterman, P. Geo

Based in Toronto, Danniel Oosterman  began his career with Falconbridge and Inco (now Vale) and has been in mining and exploration for over 20 years. At Inco he was part of the exploration team that drilled the T-3 underground nickel deposit at Thompson. Mr. Oosterman is a highly experienced field geologist. He has successfully managed multi-million-dollar drilling programs in challenging weather and altitude conditions in northern Canada, the Western Cordillera, and the Bolivian Andes.

Mr. Oosterman holds a B.Sc. (Hons) in geology from Laurentian University and is a member of the Professional Geoscientists of Ontario. He is a Qualified Person as defined in NI 43–101.

Dan Oosterman remarks:

“Our experienced exploration, environmental, operational, M&A executives will strive to advance Minago and take Flying Nickel to great heights in the Canadian nickel junior-mining space.”

About the Minago Project

Minago spans 197 km2. in Manitoba’s Thompson Nickel Belt (TNB), the world’s fifth-largest nickel-bearing geological belt. There have been 5 billion pounds of nickel production at TNB since 1958. Manitoba Provincial Highway 6 and a high-voltage (230 kV) transmission line both transect the Minago project. Vale currently mines and produces nickel concentrates in Thompson at the heart of the TNB, 270 km northeast of the Minago project. Its nickel concentrates are shipped by rail to its Sudbury smelter for processing to refined nickel. To date, $35 million have been invested at Minago, including 74,000 meters of exploration drilling. Minago is considered a non-material asset of the Company.

In 2011, an Environmental Impact Statement (EIS) submitted by the previous operator for a 10,000-tons-per-day open-pit operation at Minago was approved by the Manitoba government. The Company is studying which of these permits are still in good standing and is undertaking to update the EIS as necessary in 2021.

An independent Mineral Resource Estimate (“MRE”) in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") for Minago in being prepared in collaboration between Mercator Geological Services Limited (“Mercator”), AGP Mining Consultants (“AGP”) and Stantec. The MRE is expected to be completed and announced in June, 2021.

The Company further announces that pursuant to the terms of the Company’s Share-Based Compensation Plan, it has granted in aggregate, 300,000 incentive stock options (the “Options“), to certain consultants of the Company. The Options are exercisable at a price of $0.37 per Common share for a term of five years expiring on May 24, 2026 and vest at 12.5% per quarter for the first two years following the date of grant.

About Silver Elephant
Silver Elephant Mining Corp. is a premier silver mining and exploration company with proposed nickel and vanadium spinouts.
Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.
ON BEHALF OF THE BOARD
John Lee
Executive Chairman
For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.